Filed Pursuant to Rule 433

Registration Statement No. 333-281375

Issuer Free Writing Prospectus dated March 20, 2025

Relating to Preliminary Prospectus Supplement dated March 20, 2025 and Prospectus dated August 8, 2024

Independent Bank Corp.

$300,000,000

7.25% Fixed-to-Floating Rate Subordinated Notes due 2035

Term Sheet

Issuer:	Independent Bank Corp. (NASDAQ: INDB) (the “Company” or “Issuer”)

Securities:	7.25% Fixed-to-Floating Rate Subordinated Notes due 2035 (the “Notes”)

Aggregate Principal Amount:	$300,000,000

Ratings*:	BBB- by Fitch Ratings, Inc.

Trade Date:	March 20, 2025

Settlement Date:	March 25, 2025 (T+3)**

Maturity Date (if not previously redeemed):	April 1, 2035

Coupon:

From and including the Settlement Date to, but excluding, April 1, 2030 or the date of earlier redemption (the “fixed rate period”), a fixed rate of 7.25% per annum, payable semi-annually in arrears.

From and including April 1, 2030 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark (which is expected to be Three-Month Term SOFR) (each as defined under “Description of the Notes—Payment of Principal and Interest—Floating Rate Period” in the Preliminary Prospectus Supplement), plus a spread of 353 basis points, payable quarterly in arrears; provided, that if the Benchmark is less than zero, the Benchmark shall be deemed to be zero.

Interest Payment Dates:

Fixed rate period: April 1 and October 1 of each year, commencing on October 1, 2025. The last interest payment date for the fixed rate period will be April 1, 2030.

Floating rate period: January 1, April 1, July 1 and October 1 of each year, commencing on July 1, 2030.

Record Dates:	The 15th calendar day of the month immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360. Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:

The Company may, at its option, beginning with the interest payment date of April 1, 2030, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) to the extent such approval is then required under the rules of the Federal Reserve Board, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption (as described in the Preliminary Prospectus Supplement under “Description of the Notes—Optional Redemption and Redemption Upon Special Events”).

Special Redemption:

The Company may redeem the Notes at any time prior to the Maturity Date, including prior to April 1, 2030, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve Board to the extent such approval is then required under the rules of the Federal Reserve Board, upon or after the occurrence of (i) a “Tax Event”, (ii) a “Tier 2 Capital Event”, or (iii) the Company becoming required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption (as described in the Preliminary Prospectus Supplement under “Description of the Notes—Optional Redemption and Redemption Upon Special Events”).

Denominations:	$1,000 minimum denominations and $1,000 integral multiples in excess thereof.

Use of Proceeds:

The Company intends to use the net proceeds from the offering for general corporate purposes, which may include redeeming Enterprise Bancorp, Inc.’s 5.25% fixed-to-floating rate subordinated notes due 2030 following the consummation of the Merger (as described in the Preliminary Prospectus Supplement under “Use of Proceeds”).

Price to Public:	100% of aggregate principal amount of the Notes.

Ranking:

The Notes will be general unsecured, subordinated obligations of the Company and will:

•  rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and future senior indebtedness (as defined under “Description of the Notes—Subordination of the Notes” in the Preliminary Prospectus Supplement), whether secured or unsecured;

•  rank equal in right of payment and upon the Company’s liquidation with any of the Company’s future subordinated indebtedness the terms of which provide that such indebtedness ranks equally with promissory notes, bonds, debentures and other evidence of indebtedness of types that include the Notes;

•  rank senior in right of payment and upon liquidation with (i) the Company’s existing junior subordinated debentures underlying outstanding trust preferred securities, and (ii) any indebtedness the terms of which provide that such indebtedness ranks junior to promissory notes, bonds, debentures and other types of indebtedness that include the Notes; and

•  be structurally subordinated to all of the existing and future indebtedness, deposits and other liabilities of the Company’s bank subsidiary, Rockland Trust Company (“Rockland Trust”) and the Company’s other current and future subsidiaries, including, without limitation, Rockland Trust’s liabilities to depositors in connection with the deposits in Rockland Trust, its liabilities to general creditors and its liabilities arising during the ordinary course or otherwise.

As of December 31, 2024, the Company had $639 million of borrowings outstanding with the Federal Home Loan Bank of Boston, no subordinated indebtedness outstanding ranking equally with the Notes and $61 million of junior subordinated indebtedness on a gross basis (which was comprised of the Company’s existing junior subordinated debentures) outstanding ranking junior to the Notes.

Because the Company is a holding company, its cash flows and, consequently, its ability to pay and discharge its obligations, including the principal of, and interest on, its debt securities depend on the dividends paid, and the distributions and other payments made, to the Company by its subsidiaries, and funds it obtains from its corporate borrowings or by selling its securities. The Company’s right to receive any dividends or to receive any payments or distributions of cash or other assets from its subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the Notes to participate in the proceeds of those dividends, payments or distributions, are structurally subordinated to the claims of its subsidiaries’ respective creditors, including the depositors of Rockland Trust. As of December 31, 2024, Rockland Trust and the Company’s other subsidiaries had outstanding indebtedness, total deposits and other liabilities of approximately $16.4 billion, excluding intercompany liabilities.

CUSIP/ISIN:	453836AJ7/US453836AJ75

Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Piper Sandler & Co.

*

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. Any such designation is provided for informational purposes only and (a) does not constitute an endorsement of any securities, product or project; (b) does not constitute investment or financial advice; and (c) does not represent any type of credit or securities rating or an assessment of the issuer’s economic performance, financial obligations nor of its creditworthiness.

**

The Issuer expects that delivery of the Notes will be made against payment therefor on or about the Settlement Date indicated above, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisor.

Note: The Issuer has filed a registration statement (File No. 333-281375) (including a base prospectus) and a preliminary prospectus supplement, dated March 20, 2025 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you copies of the base prospectus, the Preliminary Prospectus Supplement or final prospectus supplement (when available) if you request it from Keefe, Bruyette & Woods, A Stifel Company, by emailing USCapitalMarkets@kbw.com or Piper Sandler & Co. by emailing Fsg-dcm@psc.com.

Capitalized terms used but not defined in this Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

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